Exhibit 99.1

Canadian Solar Inc. Announces Results of 2014 Annual Meeting of Shareholders

GUELPH, Ontario, June 23, 2014 — Canadian Solar Inc. ( “Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it held its 2014 Annual Meeting of Shareholders on June 23, 2014. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.              The election of Mr. Shawn (Xiaohua) Qu as a director of the Company;

2.              The election of Mr. Robert McDermott as a director of the Company;

3.              The election of Mr. Lars-Eric Johansson as a director of the Company;

4.              The election of Mr. Harry E. Ruda as a director of the Company; and

5.              The appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company.

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 7 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com